Exhibit 1
kpmg

        KPMG LLP
        Chartered Accountants                      Telephone      (416)228-7000
        Yonge Corporate Centre                     Telefax        (416)228-7123
        4100 Yonge Street, Suite 200               www.kpmg.ca
        North York, ON M2P 2H3







           Consent of Independent Registered Public Accounting Firm









The Board of Directors
Cedara Software Corp.



We consent to the use of our reports dated August 13, 2004, included in this annual report on Form 40-F.





/s/ KPMG LLP
-----------------
Toronto, Canada
August 13, 2004